A7FL Inc



ANNUAL REPORT

9631 Stones River Park Way

Boca Raton, FL 33428

(561) 877-0992

https://www.a7fl.com

This Annual Report is dated April 9, 2024.

BUSINESS

The A7FL, American 7s Football League, was founded in March 2014 as a 7-on-7 full-contact tackle football league played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (850k social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football.

Athletes generally range from 18 to 30 years of age, but must be at least 18 and sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. With fewer men on the field than traditional 11-on-11 football, the narrower field width increases the pace of the action.

The A7FL season runs from April to July.

Previous Offerings

The Companys most recent crowdfunding offering REG-CF was 07/01/2022 with sale of 8,136 shares of equity at $2.50 per share.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Results of operations
Year ended December 31, 2023, compared to year ended December 31, 2022

Revenue
In 2023 the league expanded to add a new division/market in Indianapolis Indiana and expanded media rights distribution partnerships with Caffeine.tv, beIN Sports, and Sports.tv (Allen Media Group), playing a full 12 week season including national playoffs, with revenues declining from $271,086 in 2022 to $135,653.50 in 2023.

$75,000 of that revenue came from establishing the new A7FL Indianapolis division, giving the league a total of 10 divisions and a nationwide footprint. In each market, a licensee paid the league a license fee in return for a 3-year license with the opportunity for an automatic 3-year extension if the division remains in good standing.

In 2023, the league's expansion to 10 markets as well as increasing investment in production and marketing led to media rights deals with new partners Caffeine.tv, beIN Sports, and Sports.tv (Allen Media Group) and a continuing relationship with highlight-focused distribution partner WAVE.tv, and international distributor DAZN. The leagues profitable agreement with Stadium concluded resulting in a marked reduction in media rights revenue, in total, the Company's media rights revenue declined to $28,384.77 in 2023 vs $108,207 in 2022.

The company also recognized $6,906.52 in sponsorship income in 2023 up from $4,622 in sponsorship income in 2022.

Cost of Sales
2023's cost of sales declined to $193,703.08 down from $291,273 in fiscal year 2022, largely due to decreases in live production expenses as well as the conclusion of spend for advertising and professional fees related to our equity crowdfunding campaign, and retainer payments to sponsor sales, marketing and communications vendors.

Gross margins
Gross profit was -$58,049.58 in 2023 compared to -$20,186.57 in 2022, as revenues declined and expenses were tightened due to expansion to 10 divisions and increased production and marketing spending.

Expenses
Our 2023 expenses totaled $102,750.14 compared to $138,487 in 2022 as we tightened production and marketing expenses and continued to operate new subsidiaries for live event production and intellectual property licensing; and maintained our increases in social media marketing including graphic design, reporting and highlight production.

Historical results and cash flows:
Our historical results and cash flows are not representative of what investors should expect in the future.

During 2023, we launched new partnerships with streaming distributor Caffeine.tv, beIN Sports, as well as Allen Media Groups' Sports.tv. These partnerships have helped strengthen the leagues wide ranging distribution to young 18-34 demographics across the US and Internationally through DAZN. Our unique style of football, highlight coverage, and LIVE game production has put our league on a strong growth trajectory that has and will continue to result in increased revenues. Moving forward, we plan to continue this investment as we expand our viewership and establish an exciting foundation for future partnership and revenue opportunities including merchandising, sports betting, and esports/gaming.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $19,139.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sener Korkusuz
Amount Owed: $24,880.00
Interest Rate: 0.0%
Maturity Date: December 31, 2025
This debt does not accrue interest and is payable at a future date to be determined by management.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sener Korkusuz

Sener Korkusuz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO; Director, Secretary

Dates of Service: May, 2014 - Present

Responsibilities: Business operations, marketing, tech. Sener does not currently take any compensation and has 35.1% voting power at A7FL.

Name: Ryan DePaul

Ryan DePaul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: May, 2014 - Present

Responsibilities: Football operations and video production. This is Ryan's primary job where he works full-time. Ryan does not currently take any compensation and has 35.1% voting power at A7FL.

Other business experience in the past three years:

Employer: RD Plex

Title: Founder

Dates of Service: March, 2012 - Present

Responsibilities: This is not Ryan's primary job. Ryan spends 10% or less time actively working on the business (4 hours per week or less).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sener Korkusuz

Amount and nature of Beneficial ownership: 2,730,000

Percent of class: 35.1

Title of class: Common Stock

Stockholder Name: Ryan DePaul

Amount and nature of Beneficial ownership: 2,730,000

Percent of class: 35.1

RELATED PARTY TRANSACTIONS

Name of Entity: Sener Korkusuz

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Shareholder loans made to Company totaling $24,880.

Material Terms: No interest shareholder loan to Company payable at a future date to be determined by management.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,777,334 outstanding.

Voting Rights

One vote per each share. Each vote is granted to CEO or successor by proxy.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Securities

The Amount Outstanding includes the shares on a fully diluted basis which is a combination of:

1. Current Amount Issued: 7,027,334

2. Current Outstanding Options: 750,000

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a league for no pads no helmets tackle football. Our revenues are therefore dependent upon the market for such type of football. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Therefore, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits A7FL Inc was formed on 5/28/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A7FL Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns, amongst its intellectual property, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, including but not limited to, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a sports business, we produce live events which we record and then distribute via traditional linear networks but also via the internet. We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Company's computer service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Company could harm our reputation and materially negatively impact our financial condition and business. Increased Competitive Pressures May Reduce Company Revenues or Increase Costs A7FL competes with larger and more established sports leagues and may compete in the future with other leagues and sports that have yet to be established and may try to imitate our rules or style of play. The principal competitors in the sports entertainment industry have longer operating histories, larger fan bases, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. Either they or newly established leagues or teams may attempt to imitate our rules, recruit our talent or otherwise create a similar product. Increased competition may divert consumers to other sporting events and entertainment, which could reduce A7FL's revenue, including licensing or sponsorship fees, or increase its costs, including marketing and personnel. Risk Associated with Managing Sports Leagues The Company's management of a sports league creates a risk of liability for the Company, including but not limited to claims of bodily injury, property damage, intellectual property infringement, or breach of contract arising from league and team operations, venues, products and services, advertising, as well as participant or spectator injuries. The Company maintains general liability coverage that includes coverage for our events and we require all athletes to sign liability waivers and maintain their personal health insurance. Additionally, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and require players to agree to a variety of terms including those developed to minimize the causes and/or contributing factors which often form the basis of lawsuits associated with a sports team, including the league in which the teams participate. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming and adversely impact the Company's brand even if the outcome is favorable to the Company while an adverse outcome could subject the Company to significant financial liabilities that could result in decreased profitability for the Company and loss of your investment. Sports-Related Injury Risks All forms of sports and athletics are inherently dangerous to athletes. As a result, the Company, as well as the teams that compete in the A7FL, face unique risks for liability regarding sports-related injuries. As previously stated, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and ensure compliance with state and federal sports safety regulations. In addition, we require all players to sign a liability waiver in favor of the Company and require players agree to rules and terms including those developed to minimize the causes and/or contributing factors that can lead to athletic injuries. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming; the publicity may adversely impact the Company's brand even if the outcome is favorable to the Company; and an adverse outcome could subject the Company to significant financial liabilities and any of these potential effects could result in decreased profitability for the Company and loss of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2024.

A7FL Inc

By   /s/ *Sener Korkusuz*

      Name: <u>A7FL Inc</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Sener Korkusuz____ (Print Name), the CEO___ (Principal Executive Officers) of A7FL INC (Company Name), hereby certify that the financial statements of A7FL INC__ (Company Name) and notes thereto for the periods ending 12/31/2022___ (first Fiscal Year End of Review) and 12/31/2023___ (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [2023] the amounts reported on our tax returns were total income of $135,653.50; taxable income of $-58,049.58 and total tax of $0.00___ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/3/2024___ (Date of Execution).

_Sener K_____ (Signature)

CEO (Title)

4/3/2024 (Date)

Balance Sheet

A7FL, Inc
As of December 31, 2023

	DEC 31, 2023
Assets	
Current Assets	
Cash and Cash Equivalents	
Chkg # 8225	15,296.05
Chkg # 8911	2,287.63
Chkg #0701	1,555.60
Total Cash and Cash Equivalents	**19,139.28**
Deposits Held	38,292.10
Due from Shareholder: Ryan	8,929.43
Due from Shareholder: Sener	110.64
Total Current Assets	**66,471.45**
Long Term Assets	
Less Accumulated Amortization of Patent	(53.00)
Patents, trademarks, and copyrights	350.00
Total Long Term Assets	**297.00**
Total Assets	**66,768.45**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Card # 1743	9,933.87
Credit Card # 4758	15,684.39
Credit Card # 5707	1,494.73
US Bank #6166	21,246.20
Total Current Liabilities	**48,359.19**
Long Term Liabilities	
Due to Shareholder: Sener	24,880.50
Total Long Term Liabilities	**24,880.50**
Total Liabilities	**73,239.69**
Equity	
Common Stock	757,814.29
Current Year Earnings	(160,799.72)
Retained Earnings	(603,485.81)
Total Equity	**(6,471.24)**
Total Liabilities and Equity	**66,768.45**

Income Statement (Profit and Loss)

A7FL, Inc
For the year ended December 31, 2023

	A7FL LICENSING, LLC	A7FL LIVE, LLC	A7FL, INC	UNASSIGNED	TOTAL
Income					
Division Owner Fee Income	-	54,406.67	-	-	54,406.67
Interest Income	-	-	0.49	-	0.49
Media Rights & Monetization Income	479.44	-	27,905.33	-	28,384.77
Other Revenue	-	305.55	1,288.99	-	1,594.54
Player Fees Income	291.03	3,108.32	349.23	-	3,748.58
Returns and Allowances	439.73	-	(115.84)	-	323.89
Sales	-	35,552.00	4,736.04	-	40,288.04
Sponsorship Income	4,406.52	2,500.00	-	-	6,906.52
Total Income	**5,616.72**	**95,872.54**	**34,164.24**	**-**	**135,653.50**
Cost of Goods Sold					
Field Rental	-	13,846.77	-	-	13,846.77
Football Equipment	-	-	1,907.46	-	1,907.46
Merchandise	-	-	400.00	-	400.00
Merchant Fees	73.04	4,953.00	403.82	-	5,429.86
Referees Fees	-	11,600.00	-	-	11,600.00
Subcontracted Services	28,905.91	117,273.71	14,339.37	-	160,518.99
Total Cost of Goods Sold	**28,978.95**	**147,673.48**	**17,050.65**	**-**	**193,703.08**
Gross Profit	**(23,362.23)**	**(51,800.94)**	**17,113.59**	**-**	**(58,049.58)**
Operating Expenses					
Advertising & Promo	1,089.00	2,039.95	3,583.55	-	6,712.50
Amortization Expense	-	-	-	23.00	23.00
Automobile Expenses	-	441.32	48.85	-	490.17
Bank Service Charges	-	-	11.32	-	11.32
Business Licenses & Permits	-	75.50	185.00	-	260.50
Computer – Hardware	-	5,649.50	532.05	-	6,181.55
Computer – Hosting	-	1,258.93	2,190.00	-	3,448.93
Computer – Internet	-	-	2,075.13	-	2,075.13
Computer – Software	2,000.00	2,072.97	6,724.26	-	10,797.23
Corporate tax	-	300.00	-	-	300.00
Dues & Subscriptions	-	-	4,179.17	-	4,179.17
Insurance - General Liability	-	2,480.00	-	-	2,480.00
Interest Expense	-	1,767.85	6,302.78	-	8,070.63
Meals	-	37.21	-	-	37.21
Office Expenses	-	473.56	937.28	-	1,410.84
Payroll Tax Expense	-	-	618.00	-	618.00

	A7FL LICENSING, LLC	A7FL LIVE, LLC	A7FL, INC	UNASSIGNED	TOTAL
Postage & Delivery	-	625.05	136.75	-	761.80
Professional Fees	10,140.47	-	22,644.32	-	32,784.79
Rent	-	-	1,538.64	-	1,538.64
Small Tools & equipment <$2,500	-	197.10	4,797.40	-	4,994.50
Telephone - Landline	-	-	596.98	-	596.98
Telephone - Wireless	-	-	1,355.80	-	1,355.80
Travel	-	2,168.57	2,126.14	-	4,294.71
Uniform Exenses	-	-	3,326.74	-	3,326.74
Wages and Salaries	-	-	6,000.00	-	6,000.00
Total Operating Expenses	13,229.47	19,587.51	69,910.16	23.00	102,750.14
Operating Income	(36,591.70)	(71,388.45)	(52,796.57)	(23.00)	(160,799.72)
Net Income	(36,591.70)	(71,388.45)	(52,796.57)	(23.00)	(160,799.72)

Statement of Cash Flows

A7FL, Inc
For the year ended December 31, 2023

	2023
Operating Activities	
Receipts from customers	135,653.50
Payments to suppliers and employees	(296,453.22)
Net Cash Flows from Operating Activities	**(160,799.72)**
Investing Activities	
Other cash items from investing activities	16,588.15
Net Cash Flows from Investing Activities	**16,588.15**
Financing Activities	
Other cash items from financing activities	41,364.18
Net Cash Flows from Financing Activities	**41,364.18**
Net Cash Flows	**(102,847.39)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	121,986.67
Net cash flows	(102,847.39)
Cash and cash equivalents at end of period	19,139.28
Net change in cash for period	**(102,847.39)**

A7FL, Inc.
Balance Sheet
As of 12.31.2022

ACCOUNTS	A7FL Inc.	A7FL Licensing LLC	A7FL Live LLC	Total
Assets				
Cash and Bank				
BUS COMPLETE CHK (225)	$0.00	$0.00	$79,946.58	$79,946.58
BUS COMPLETE CHK (911)	$0.00	$39,481.92	$0.00	$39,481.92
BUS CHK #0701	$2,558.17	$0.00	$0.00	$2,558.17
Total Cash and Bank	**$2,558.17**	**$39,481.92**	**$79,946.58**	**$121,986.67**
Other Assets				
Deposits held	$38,292.10	$0.00	$0.00	$38,292.10
Due from Shareholder: Ryan	$8,929.43	$0.00	$0.00	$8,929.43
Due from Shareholder: Sener	$16,675.79	$0.00	$0.00	$16,675.79
Less Accumulated Amortization	-$30.00	$0.00	$0.00	-$30.00
Patents, trademarks, and copyri	$350.00	$0.00	$0.00	$350.00
Total Other Assets	**$64,217.32**	**$0.00**	**$0.00**	**$64,217.32**
Total Assets	**$66,775.49**	**$39,481.92**	**$79,946.58**	**$186,203.99**
Liabilities				
Central Bill 6166	$14,773.43	$0.00	$0.00	$14,773.43
Chase Credit Card # 1743	$9,473.43	$0.00	$0.00	$9,473.43
CREDIT CARD (5707)	$2,660.21	$0.00	$0.00	$2,660.21
CC # 5212 Ryan	$0.00	$0.00	$15,195.60	$15,195.60
Due to Shareholder: Ryan	$0.00	$0.00	$0.00	$0.00
Due to Shareholder: Sener	$34,660.57	$0.00	$0.00	$34,660.57
Net Wages Payable	$0.00	$0.00	$0.00	$0.00
Payroll Tax Payable	-$110.64	$0.00	$0.00	-$110.64
Total Liabilities	**$61,457.00**	**$0.00**	**$15,195.60**	**$76,652.60**
Equity				
Common Stock	$713,973.94	$0.00	$0.00	$713,973.94
PIC in excess of par, common s	$0.00	$0.00	$0.00	$0.00
Owner Distributions: Ryan	$0.00	$0.00	$0.00	$0.00
Owner Distributions: Sener	$0.00	$0.00	$0.00	$0.00
Retained Earnings				
Profit for all prior years	-$517,701.56	-$49,196.07	$124,810.13	-$442,087.50
Profit between Jan 1, 2022 and	-$183,907.71	$125,508.11	-$100,274.77	-$158,674.37
Owner's Equity	-$7,046.18	-$36,830.12	$40,215.62	-$3,660.68
Total Retained Earnings	**-$708,655.45**	**$39,481.92**	**$64,750.98**	**$109,551.39**
Total Equity	**$5,318.49**	**$39,481.92**	**$64,750.98**	**$219,102.78**

A7FL, Inc.
Income Statement
01.01.2022 to 12.31.2022

	A7FL Inc.	A7FL Licensing LLC	A7FL Live LLC	Total
Income				
Sales	$1,431.79	$75,000.00	$84,751.47	$161,183.26
Media Rights & Mon	$0.00	$108,207.65	$0.00	$108,207.65
Other Revenue	$240.40	$0.00	$1,044.79	$1,285.19
Players Fee Income	$0.00	$0.00	$0.00	$0.00
Sponsorship Income	$1,199.00	$2,412.26	$1,011.41	$4,622.67
Returns and Allowar	-$4,212.21	$0.00	$0.00	-$4,212.21
Total Income	**-$1,341.02**	**$185,619.91**	**$86,807.67**	**$271,086.56**
Cost of Goods Sold				
Cash Prize Payouts	$25,000.00	$5,400.00	$1,000.00	**$31,400.00**
Field Rental	$985.13	$0.00	$18,106.50	**$19,091.63**
Merchandise	$22,163.84	$0.00	$0.00	**$22,163.84**
Referees	$22,834.51	$0.00	$2,600.00	**$25,434.51**
Subcontracted Servi	$0.00	$54,681.80	$138,501.35	**$193,183.15**
Total Cost of Go	**$70,983.48**	**$60,081.80**	**$160,207.85**	**$291,273.13**
Gross Profit	**-$72,324.50**	**$125,538.11**	**-$73,400.18**	**-$20,186.57**
Operating Expenses				
Accounting Fees	$1,250.00	$0.00	$1,250.00	$2,500.00
Advertising	$9,893.02	$0.00	$5,067.90	$14,960.92
Amortization	$20.00	$0.00	$0.00	$20.00
Bank Service Charg	$393.29	$30.00	$55.00	$478.29
Business Licenses &	$450.00	$0.00	$0.00	$450.00
Charitable Donation	$100.00	$0.00	$0.00	$100.00
Computer – Hardwa	$240.75	$0.00	$2,842.55	$3,083.30
Computer – Hosting	$3,720.58	$0.00	$777.74	$4,498.32
Computer – Internet	$666.98	$0.00	$0.00	$666.98
Computer – Softwar	$6,288.83	$0.00	$1,619.57	$7,908.40
Corporate tax	$75.50	$0.00	$8.75	$84.25
Dues & Subscription	$1,933.89	$0.00	$1,570.45	$3,504.34
Insurance	$9,563.00	$0.00	$350.00	$9,913.00
Interest Expense	$4,120.76	$0.00	$0.00	$4,120.76
Legal Fees	$7,685.59	$0.00	$0.00	$7,685.59
Meals and Entertain	$586.96	$0.00	$0.00	$586.96
Media Expenses	$119.00	$0.00	$0.00	$119.00
Merchant Fees	$1.40	$0.00	$2,056.03	$2,057.43
Office Supplies	$1,641.79	$0.00	$914.26	$2,556.05
Payroll Tax	$1,539.41	$0.00	$0.00	$1,539.41
Payroll – Salary & W	$16,000.00	$0.00	$0.00	$16,000.00
Postage and deliver	$629.53	$0.00	$281.15	$910.68
Professional Fees	$26,998.66	$0.00	$0.00	$26,998.66
Rent Expense	$12,534.02	$0.00	$7,223.00	$19,757.02
Repairs & Maintenar	$0.00	$0.00	$0.00	$0.00
Sponsorship	$597.00	$0.00	$0.00	$597.00
Telephone – Land Li	$751.89	$0.00	$0.00	$751.89
Telephone – Wireles	$1,747.79	$0.00	$200.00	$1,947.79
Travel Expense	$1,414.84	$0.00	$2,038.72	$3,453.56
Team Travel	$0.00	$0.00	$500.00	$500.00
Vehicle – Fuel	$618.73	$0.00	$119.47	$738.20
Total Operating	**$111,583.21**	**$30.00**	**$26,874.59**	**$138,487.80**
Net Profit	**-$183,907.71**	**$125,508.11**	**-$100,274.77**	**-$158,674.37**

Cash Flow

A7FL Inc

Date Range: Jan 01, 2022 to Dec 31, 2022

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Operating Activities	
Sales	
Sponsorship Income	$1,000.00
Other revenue	$204.30
Returns and Allowances	-$4,212.21
Sales	$1,431.79
Total Sales	**-$1,576.12**
Purchases	
Payments to Central Bill 6166	-$12,459.00
Payments to Chase Credit Card # 1743	-$27,078.00
Payments to CREDIT CARD (5707)	-$7,436.14
Advertising	-$600.00
Bank Service Charges	-$337.50
Corporate tax	-$75.50
Dues & Subscriptions	-$780.00
Insurance	-$7,724.00
Legal Fees	-$7,685.59
Media Expenses	-$119.00
Office Supplies	-$349.34
Postage and delivery	-$277.18
Professional Fees	-$12,658.00
Rent Expense	-$12,048.02

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Cash Prize Payouts	-$25,000.00
Subcontracted Services	-$22,834.51
Merchant Fees	$0.00
Total Purchases	**-$137,461.78**
Inventory	
Payroll	
Net Wages Payable paid	-$14,517.85
Payroll Tax Payable paid	-$3,132.20
Total Payroll	**-$17,650.05**
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$156,687.95**
Investing Activities	
Property, Plant, Equipment	
Other	
Payments for Due From A7FL Licensing LLC	-$24,000.00
Payments for Due From A7FL Live LLC	-$38,550.00
Payments for Due from Shareholder: Sener	-$19,500.00
Total Other	**-$82,050.00**
Net Cash from Investing Activities	**-$82,050.00**

Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Proceeds from Due to A7FL Licensing, LLC	$59,700.00
Proceeds from Due to A7FL Live, LLC	$3,500.00
Proceeds from Due to Shareholder: Sener	$33,500.00
Received from Common Stock	$87,890.02
Payments to Due to Shareholder: Sener	-$8,500.00
Paid to Owner Distributions: Ryan	-$3,485.93
Paid to Owner Distributions: Sener	-$9,763.15
Total Owners and Shareholders	**$162,840.94**
Other	
Net Cash from Financing Activities	**$162,840.94**

OVERVIEW

Starting Balance	
BUS CHK # 0701	$78,455.18
Total Starting Balance	**$78,455.18** As of 2022-01-01
Gross Cash Inflow	$194,458.31
Gross Cash Outflow	$270,355.32
Net Cash Change	**-$75,897.01**
Ending Balance	
BUS CHK # 0701	$2,558.17
Total Ending Balance	**$2,558.17** As of 2022-12-31

Cash Flow

A7FL LIVE LLC

Date Range: Jan 01, 2022 to Dec 31, 2022

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Operating Activities	
Sales	
Player Fees Income	$1,011.41
Sales	$84,751.47
Total Sales	**$85,762.88**
Purchases	
Payments to R. DEPAUL (5212)	-$2,500.00
Advertising & Promotion	-$2,830.09
Bank Service Charges	-$15.00
Rent Expense	-$7,223.00
Travel Expense	-$400.00
Contractor Expenses	-$131,061.43
Field Rental	-$18,106.50
Merchant Fees	-$2,056.03
Referees	-$2,600.00
Total Purchases	**-$166,792.05**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$81,029.17**

Investing Activities	
Property, Plant, Equipment	
Other	
Payments for Due From A7FL Licensing, LLC	-$9,000.00
Payments for Due From A7FL, Inc.	-$15,594.74
Total Other	**-$24,594.74**
Net Cash from Investing Activities	**-$24,594.74**

Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Proceeds from Due to A7FL Inc	$34,500.00
Proceeds from Due to A7FL Licensing, LLC	$63,700.00
Total Owners and Shareholders	**$98,200.00**
Other	
Net Cash from Financing Activities	**$98,200.00**

OVERVIEW

Starting Balance	
BUS COMPLETE CHK (225)	$87,370.49
Total Starting Balance	**$87,370.49** As of 2022-01-01
Gross Cash Inflow	$187,215.17
Gross Cash Outflow	$194,639.08
Net Cash Change	**-$7,423.91**
Ending Balance	
BUS COMPLETE CHK (225)	$79,946.58

OVERVIEW

Total Ending Balance $79,946.58
                                                                    As of 2022-12-31

Cash Flow

A7FL LICENSING LLC

Date Range: Jan 01, 2022 to Dec 31, 2022

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Operating Activities	
Sales	
Sponsorship Income	$2,412.26
Media Rights & Monetization Income	$108,207.65
Sales	$75,000.00
Total Sales	**$185,619.91**
Purchases	
Bank Service Charges	-$30.00
Cash Prize Payouts	-$5,400.00
Contractor Expenses	-$54,681.80
Total Purchases	**-$60,111.80**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**$125,508.11**

Investing Activities

Property, Plant, Equipment

Other

Payments for Due From A7FL Live, LLC	-$63,700.00
Payments for Due From A7FL, Inc.	-$59,700.00
Total Other	**-$123,400.00**
Net Cash from Investing Activities	**-$123,400.00**

Financing Activities

Loans and Lines of Credit

Owners and Shareholders

Proceeds from Due to A7FL Inc	$24,000.00
Proceeds from Due to A7FL Live, LLC	$9,000.00
Total Owners and Shareholders	**$33,000.00**

Other

Net Cash from Financing Activities	**$33,000.00**

OVERVIEW

Starting Balance

BUS COMPLETE CHK (911)	$4,373.81
Total Starting Balance	**$4,373.81** As of 2022-01-01
Gross Cash Inflow	$218,619.91
Gross Cash Outflow	$183,511.80
Net Cash Change	**$35,108.11**

Ending Balance

BUS COMPLETE CHK (911)	$39,481.92

OVERVIEW

Total Ending Balance   **$39,481.92**
                                                                         As of 2022-12-31

NOTE 1 – NATURE OF OPERATIONS

A7FL INC. was formed on 5/28/2014 ("Inception") in the State of Florida. The financial statements of A7FL INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, FL.

A7FL INC., is a sports league for 7-on-7 full-contact tackle football played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (850k social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football. Generally, athletes generally range from 18 to 30 years of age, must be 18 to play, and must sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. The narrower field width increases the pace of the action with fewer men on the field making for vicious hits while the 100-yard length maintains the pace of the action. The A7FL season currently runs from late March to late July.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of media rights, sponsorships, new markets, merchandise, and event tickets when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and FL state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for tax returns filed in the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company currently has a revolving credit line with Chase, for a total amount available of $10,300. This line of credit currently has an outstanding balance of $8,566 as of 3/1/2024.

The company currently has a revolving credit line with Chase, for a total amount available of $3,000. This line of credit currently has an outstanding balance of $2,606 as of 3/1/2024.

The company currently has a revolving credit line with Chase, for a total amount available of $16,000. This line of credit currently has an outstanding balance of $12,754 as of 3/1/2024.

The company currently has a revolving credit line with US Bank, for a total amount available of $22,000. The line of credit currently has an outstanding balance of $21,291 as of 3/1/2024.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,777,334 outstanding.

Principal Security Holders

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	**Sener Korkusuz**	2,730,000 shares		35.1%
	Ryan DePaul	2,730,000 shares		35.1%

NOTE 6 – RELATED PARTY TRANSACTIONS

Debt

Creditor: Sener Korkusuz
Amount Owed: $24,880.00
Interest Rate: 0.0%
Maturity Date: December 31, 2025
This debt does not accrue interest and is payable at a future date to be
determined by management.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through [April 13], [2024], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Results of operations
Year ended December 31, 2023, compared to year ended December 31, 2022

Revenue
In 2023 the league expanded to add a new division/market in Indianapolis Indiana and expanded media rights distribution partnerships with Caffeine.tv, beIN Sports, and Sports.tv (Allen Media Group), playing a full 12 week season including national playoffs, with revenues declining from $271,086 in 2022 to $135,653.50 in 2023.

$75,000 of that revenue came from establishing the new A7FL Indianapolis division, giving the league a total of 10 divisions and a nationwide footprint. In each market, a licensee paid the league a license fee in return for a 3-year license with the opportunity for an automatic 3-year extension if the division remains in good standing.

In 2023, the league's expansion to 10 markets as well as increasing investment in production and marketing led to media rights deals with new partners Caffeine.tv, beIN Sports, and Sports.tv (Allen Media Group) and a continuing relationship with highlight-focused distribution partner WAVE.tv, and international distributor DAZN. The leagues profitable agreement with Stadium concluded resulting in a marked reduction in media rights revenue, in total, the Company's media rights revenue declined to $28,384.77 in 2023 vs $108,207 in 2022.

The company also recognized $6,906.52 in sponsorship income in 2023 up from $4,622 in sponsorship income in 2022.

Cost of Sales
2023's cost of sales declined to $193,703.08 down from $291,273 in fiscal year 2022, largely due to decreases in live production expenses as well as the conclusion of spend for advertising and professional fees related to our equity crowdfunding campaign, and retainer payments to sponsor sales, marketing and communications vendors.

Gross margins

Gross profit was -$58,049.58 in 2023 compared to -$20,186.57 in 2022, as revenues declined and expenses were tightened due to expansion to 10 divisions and increased production and marketing spending.

Expenses
Our 2023 expenses totaled $102,750.14 compared to $138,487 in 2022 as we tightened production and marketing expenses and continued to operate new subsidiaries for live event production and intellectual property licensing; and maintained our increases in social media marketing including graphic design, reporting and highlight production.

Historical results and cash flows:
Our historical results and cash flows are not representative of what investors should expect in the future.

During 2023, we launched new partnerships with streaming distributor Caffeine.tv, beIN Sports, as well as Allen Media Groups' Sports.tv. These partnerships have helped strengthen the leagues wide ranging distribution to young 18-34 demographics across the US and Internationally through DAZN. Our unique style of football, highlight coverage, and LIVE game production has put our league on a strong growth trajectory that has and will continue to result in increased revenues. Moving forward, we plan to continue this investment as we expand our viewership and establish an exciting foundation for future partnership and revenue opportunities including merchandising, sports betting, and esports/gaming.

Shareholder Type	Name	Offering Type	Options	Shares	Cost Basis (price per share)	Allocation Date	Tax ID	Vesting Date	Vesting Schedule
Person	Sener Korkusuz	Common		2,730,000	$0.00	2014-05-28			
Person	Ryan DePaul	Common		2,730,000	$0.00	2014-05-28			
Person	Mark Malak	Common		540,000	$0.00	2014-08-01			
Person	David Isaacs (Shares)	Common		450,000	$0.00	2019-01-01			
Person	David Isaacs (Options)	Options	227,500		$0.04	2021-06-28		6/28/2021	2 year straighline monthly vesting
Person	Ken Lehner	Options	37,500		$0.02	2020-02-23		2/23/2020	2 year straighline monthly vesting
Person	Anthony Bailey	Options	37,500		$0.02	2020-05-19		5/19/2020	2 year straighline monthly vesting
Person	Joe Favorito	Options	37,500		$0.02	2020-11-05		11/1/2020	2 year straighline monthly vesting
	StartEngine Common 1	Common		569,198		2020-02-01			
Person	Tamara Kaiser	Options	25,000		$0.04	2021-08-18		8/1/2021	2 year straighline monthly vesting
Person	Jen Welter	Options	25,000		$0.04	2021-09-12		9/1/2021	2 year straighline monthly vesting
Person	David Meltzer	Options	25,000		$0.04	2021-09-13		9/1/2021	2 year straighline monthly vesting
Person	Marlon LeWinter	Options	5,400		$0.04	2022-01-04		9/1/2021	2 year straighline monthly vesting
Person	Howard Sadel	Options	40,000		$0.04	2021-09-13		9/1/2021	4 year straighline monthly vesting
Person	Matthew Ryan	Options	10,000		$0.04	2021-09-13		9/1/2021	4 year straighline monthly vesting
Person	Jared Wright	Options	10,000		$0.04	2021-09-13		9/1/2021	4 year straighline monthly vesting
Person	Ken Lehner	Options	10,000		$0.04	2021-09-13		9/1/2021	2 year straighline monthly vesting
Person	Luis Ojeda	Options	20,000		$0.04	2021-12-01		12/1/2021	2 year straighline monthly vesting
Person	Arthur Jason De Luigi	Options	20,000		$0.07	2022-11-01		11/1/2022	4 year straighline monthly vesting
	StartEngine Common 2	Common		8,136		2022-07-01			
Person	Howard Sadel	Options	40,000		$0.08	2023-12-10		12/10/2023	2 year straighline monthly vesting
Person	Dev Sethi	Options	20,000		$0.08	2024-01-15		1/15/2024	2 year straighline monthly vesting
	Option Pool Remaining	Options	159,600						

CERTIFICATION

I, Sener Korkusuz, Principal Executive Officer of A7FL Inc, hereby certify that the financial statements of A7FL Inc included in this Report are true and complete in all material respects.

Sener Korkusuz

CEO